                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                    FILING NO. 1 FOR THE MONTH OF MARCH 2009

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

                                Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

1.   On March 22, 2009, the Industrial Development Bank of Israel Limited
     ("Registrant" or "Bank") issued an Immediate Report giving notice of the cessation of service of two of the Bank's directors: Mr. E. Green and Mr.
     A. Hildesheimer, as of the above date.

     With the cessation of the service of the above two Directors, the Bank is left with no Outside Directors, and the number of Directors serving at the
     Bank is 6, which is less than the minimum number of 7 prescribed today in the Bank's Articles of Incorporation.

     Translations of the Immediate Reports issued by the Registrant are included as Exhibits 1 and 2 to this Form 6-K.

2.   On March 22, 2009, the Bank issued another Immediate Report giving notice that the 51st Annual General Meeting of the Bank will take place at the
     Bank's registered office at 82 Menahem Begin Road, Tel Aviv, on Monday,
     April 20, 2009 at 10:00 A.M

     A translation of the Immediate Report issued by the Registrant is included as Exhibit 3 to this Form 6-K.

                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the Immediate Reports (copies of which are included in this report on Form 6-K as Exhibits 1 through 3), contain both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section
21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the Immediate Reports are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the Immediate Report include, but are not limited to, the following:
general economic and business conditions; the implementation of the government's resolution concerning the privatization of the Bank and the implementation of the arrangement and compromise scheme between the Bank and its shareholders regarding, among other things, the sale of the shares of the Bank, a scheme which was approved by the Bank's shareholders on October 30, 2008 and November
6, 2008 and by the Tel Aviv District Court on November 24, 2008; the
government's resolutions regarding our future operations; our ability to collect on existing loans; operating costs for our remaining business activities; and
the ability to retain employees for our remaining business activities. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2007 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            INDUSTRIAL DEVELOPMENT BANK
                                            OF ISRAEL LIMITED

Date: March 24, 2009                        By: /s/ Michael Warzager
                                            ------------------------
                                            Michael Warzager
                                            General Counsel

                                            By: /s/ Natan Atlas
                                            ------------------------
                                            Natan Atlas
                                            Corporate Secretary